EXPENSE LIMITATION AGREEMENT

MAXIM SERIES FUND, INC.

This EXPENSE LIMITATION AGREEMENT (this “Agreement”), effective the 30th day of September 2011, by and between GW Capital Management, LLC (d/b/a Maxim Capital Management, LLC) (the “Adviser”), and Maxim Series Fund, Inc. (the “Fund”). The Fund is a series investment company, and is entering into this Agreement on behalf of, and this Agreement shall apply to, each series of the Fund set forth on SCHEDULE A hereto (each a “Portfolio,” collectively the “Portfolios”), as such schedule may be amended from time to time to add or delete series.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company; and

WHEREAS, the Fund and the Adviser desire that the provisions of this Agreement do not adversely affect a Portfolio’s status as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), do not interfere with a Portfolio’s ability to compute its taxable income under Code Section 852, and do not adversely affect the status of the distributions a Portfolio makes as deductible dividends under Code Section 562; and

WHEREAS, the Fund and the Adviser have entered into an investment advisory agreement, dated December 5, 1997, as amended (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Portfolio; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Portfolios and their shareholders to maintain certain other expenses of each Portfolio at a level below the level to which each such Portfolio might otherwise be subject.

NOW, THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

1.1 Applicable Expense Limit. For the term of this Agreement, the Adviser agrees to reduce its advisory fees payable to it under the Advisory Agreement, or if necessary make payments to the Portfolio or class thereof, in an amount equal to the amount by which the “Portfolio Other Expenses” incurred by the Portfolio or class exceed the percentage of average daily net assets (on an annualized basis) of the Portfolio or class specified on Schedule A (the “Other Expense Limit”). “Portfolio Other Expenses” means the ordinary operating expenses of the Portfolio or class, excluding advisory fees payable to the Adviser, distribution and service fees pursuant to a Rule 12b-1 or successor plan, expenses incurred under an administrative services plan, interest, taxes, brokerage and transaction costs, other investment-related costs, leverage expenses (as defined below), extraordinary expenses such as litigation, other expenses not incurred in the ordinary course of such Portfolio’s business, indirect expenses (including, without limitation, acquired fund fees and expenses), and expenses of any counsel or other persons or services retained by such Fund’s Directors who are not “interested persons,” as that term is defined in the 1940 Act, of the Adviser. For the purposes of this Agreement, leverage expenses shall mean fees, costs and expenses incurred by a Portfolio’s use of leverage (including, without limitation, expenses incurred by a Portfolio in creating, establishing and maintaining leverage through borrowings).

1.2 Reliance on Expense Limit. The Adviser understands and intends that the Fund will rely on this Agreement (a) in preparing and filing amendments to the registration statements for the Fund on Form N-1A with the Securities and Exchange Commission, (b) in accruing each Portfolio’s expenses for purposes of calculating its net asset value per share, and (c) for other purposes permitted under Form N-1A and/or the 1940 Act, and the Adviser expressly permits the Fund to so rely.

2. Right to Recoupment. The Adviser shall be entitled to recoup from a Portfolio any such investment advisory fees waived or reduced and any such payments made in accordance with Section 1.1 above for a period of three years after the occurrence of any such waiver, reduction and/or payment; provided the Portfolio Other Expenses, including such recoupment, do not exceed the limits in Schedule A. Any amounts recouped from a class of a Portfolio shall be recouped in accordance with the principles of the Portfolio’s Multiple Class Plan pursuant to Rule 18f-3 under the 1940 Act.

3. Term and Termination. This Agreement shall have an initial term with respect to each Portfolio ending on the date indicated on SCHEDULE A, as such schedule may be amended from time to time. Thereafter, this Agreement shall automatically renew for one-year terms with respect to a Portfolio unless the Adviser provides written notice of the termination of this Agreement to a lead Independent Director of the Fund within 90 days of the end of the then current term for that Portfolio. In addition, this Agreement shall terminate with respect to a Portfolio upon termination of the Advisory Agreement with respect to such Portfolio, or it may be terminated by the Fund, without payment of any penalty, upon written notice to the Adviser at its principal place of business within 90 days of the end of the then current term for a Portfolio.

4. Miscellaneous.

4.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 Interpretation. Nothing herein shall be deemed to require the Fund or a Portfolio to take any action contrary to the Fund’s articles of incorporation or similar governing document, as amended from time to time, an applicable prospectus or statement of additional information, or any applicable statutory or regulatory requirement, or to relieve or deprive the Fund’s Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund or the Portfolios.

4.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

GW CAPITAL MANAGEMENT, LLC (d/b/a Maxim Capital Management, LLC)

Attest:	/s/ R.L. Logsdon	By:	/s/ S.M. Corbett

Name:	R.L. Logsdon	Name:	S.M. Corbett

Title:	Assistant Vice President, Counsel & Secretary	Title:	President & Chief Executive Officer

MAXIM SERIES FUND, INC.

Attest:	/s/ R.L. Logsdon	By:	/s/ M.C. Maiers

Name:	R.L. Logsdon	Name:	M.C. Maiers

Title:	Assistant Vice President, Counsel & Secretary	Title:	Chief Financial Officer & Treasurer

SCHEDULE A

TO THE

EXPENSE LIMITATION AGREEMENT

MAXIM SERIES FUND, INC.

OTHER EXPENSE LIMITS

	Maximum Other Expense Limit Percentage (as a percentage of average net assets)
Name of Portfolio	Class A	Class S
Maxim SecureFoundationSM Balanced ETF Portfolio	0.07%	0.07%

Initial term ends on date: September 30, 2012